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                              May 16, 2023

       Keith D. Lampi
       Chief Executive Officer
       Inland Private Capital Alternative Assets Fund, LLC
       2901 Butterfield Road
       Oak Brook, IL 60523

                                                        Re: Inland Private
Capital Alternative Assets Fund, LLC
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted May 2,
2023
                                                            CIK No. 0001959961

       Dear Keith D. Lampi:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS/A Submitted on May 2, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       132

   1. We note your response to prior comment number 4. Please further expand your response to highlight the
Company's consideration of its related parties in its analysis subsequent to the initial
contribution into the Operating Partnership such that you still are anticipating that the Company would
not be considered the primary beneficiary of the Operating
                                                        Partnership and that it
would account for its interest under the equity method of
                                                        accounting initially.
In that regard, please tell us the Company's expected analysis under
                                                        ASC 810-10-25-44 and
its consideration of the different variable interests in its related
 Keith D. Lampi
Inland Private Capital Alternative Assets Fund, LLC
May 16, 2023
Page 2
      party group, given the involvement of various affiliates of the sponsor via the Business
      Management Agreement and additional agreement between the Operating Partnership and affiliate of the sponsor to manage other properties acquired by the Operating
      Partnership. Based on that guidance, if two or more related parties hold variable interests in the same VIE and as a group meet the conditions in ASC 810-10-25-38A, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary.
        You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-
3713 with any other questions.



                                                           Sincerely,
FirstName LastNameKeith D. Lampi
                                                        Division of Corporation
Finance
Comapany NameInland Private Capital Alternative Assets Fund, LLC
                                                        Office of Real Estate &
Construction
May 16, 2023 Page 2
cc:       Robert H. Bergdolt
FirstName LastName